

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re:**   **Energy 11, L.P.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed August 11, 2014**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 3. Please revise your filing to clarify whether the date for determining whether minimum subscriptions have been received (and thus the date for return of investor funds in the event that the minimum subscriptions have not been received) can be extended.

Prospectus Summary, page 4

2.   Please add to your Prospectus Summary a brief summary of the tax consequences to an investor of owning and selling your common units. Please also include a cross-reference to your related discussion that begins on page 76, and a cross-reference to your related

risk factor disclosure. Please also add to your prospectus cover page a reference to the material tax risks.

Borrowing Policy, page 7

3.   We note your statement that "[w]e do not expect the borrowings under our credit facility to exceed 50% of our total capitalization determined on an annual basis." Please clarify whether there is any maximum or cap on the level of borrowings. If not, please add risk factor disclosure relating to this issue.

Distributions, page 8

4.   We note your statement on page 9 that "[o]ur general partner plans to follow a policy of distributing the preferred distribution to holders of common units monthly" and that you quantify the preferred distribution as a 7% per annum return on the net investment amount of an investor's common units. In view of the fact that your company has no prior operating history and has not yet identified or selected any properties, please explain the basis for determining the rate of return and the plan to make distributions in that amount monthly.

5.   We note the following disclosure on page 9: "Our general partner plans to invest our capital in the acquisition and development of oil and gas properties, and does not intend to cause us to distribute more than the preferred distribution prior to commencing the sale of all or substantially all of our properties, which our general partner does not anticipate will occur until at least five years after the termination of this offering." Please revise to disclose how this would impact the potential timing of distributions to investors that are described in the third and fifth bulleted points on page 8.

The Offering, page 10

Conflicts of Interest, page 12

6.   We note that distributions related to incentive distribution rights, the class B units and the dealer manager incentive fee are based on the payment of threshold distributions to investors. Please disclose any related conflict of interest, such as any incentive this creates to pay distributions rather than invest in oil and gas properties. Please also add risk factor disclosure with respect to any related risks that are material.

Risk Factors, page 15

Our distributions to our common unitholders may not be sourced from our cash generated from operations…, page 15

7.   We note your response to prior comment 9. Please revise the above-referenced risk factor to clarify whether you intend to pay distributions in excess of earnings and cash flows from operations.

We may acquire interests in oil and gas properties in which an affiliate of the Manager also owns an interest …, page 22

8.   Please disclose whether you may purchase interests in oil and gas properties from affiliates of the Manager, and if so, how the terms of such purchase would be determined. Please add risk factor disclosure for any related conflicts of interest that may be material.

Sources of Funds and Estimated Use of Offering Proceeds, page 42

Estimated Use of Offering Proceeds, page 42

9.   We note your response to our prior comment 6 and the disclosure you have added on page 43 of the filing, including the following statement: "There is no maximum amount of out-of-pocket expenses we will pay or reimburse to the general partner. Accordingly, the actual amount of reimbursed out-of-pocket expenses could be materially higher than the foregoing estimates." However, on page F-8, under the heading "Capital Contribution and Partners' Equity," there continues to be a proviso to the effect that "such reimbursement may not exceed 3% of the gross proceeds of the offering of Units," despite the fact that you appear to have deleted the 3% limitation in Section 7.4(b) of the Partnership Agreement. Please explain or revise.

Estimated Use of Proceeds, page 43

10.   It appears from disclosure on page 43 and also in the Compensation section beginning on page 44 that the monthly management fee payable to the Manager will increase with the level of indebtedness. Please add risk factor disclosure with regard to this issue, addressing the possibility that it may create incentives for the Manager that are inconsistent with the interests of unitholders.

Description of the Management Agreement, page 57

11.   We note your response to prior comment 10 with respect to operating agreements with the Manager for properties without an existing operating agreement in place. Please revise to disclose whether any of the terms of such operating agreements have been agreed upon (including the fees to be paid to the Manager or its affiliates under such

operating agreements), or whether such terms will be agreed upon at the time of the acquisition of such properties.

Sales Material, page 102

12. We note your response to prior comment 2 from our letter dated May 23, 2014. In that response, you state that the Partnership does not plan to use any sales literature other than the prospectus forming part of the registration statement. However, such statement does not appear to be consistent with your disclosure at page 102 that discusses the use of sales material including brochures, articles, presentations for group meetings and publications. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George Young, Esq.